Burns Philp

**BURNS, PHILP & COMPANY LIMITED**
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 JUN 20 AM 11:58

82-1565

# FACSIMILE

| | |
|---|---|
| To: | OFFICE OF INTERNATIONAL CORPORATE FINANCE |
| Company: | SECURITIES AND EXCHANGE COMMISSION, U.S.A. |
| Facsimile No: | 0011 1 202 942 9624 |
| From: | HELEN GOLDING – Company Secretary |
| Date: | 20 June, 2002 |
| SUBJECT: | Closure of South Yarra yeast manufacturing facility |
| No of Pages: | 2 pages (including cover sheet) |

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

02042177

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

20 June 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

## Closure of South Yarra yeast manufacturing facility

As part of our ongoing review of yeast production requirements, the Company has decided to rationalise its manufacturing operations in Australia by ceasing production at our South Yarra facility in Victoria. The closure is expected to be completed by the end of July.

The closure of the South Yarra plant and shift of production will allow greater business efficiencies and more effective utilization of spare capacity within the Asia Pacific region.

We will supply our Australian customers from our yeast manufacturing facilities in Camellia, New South Wales and Toowoomba, Queensland.

Yours faithfully

HELEN GOLDING
Company Secretary

G:\Users\SECRETAR\WORD\HELEN\ASX\GatesASX20June2002.doc

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 20 Jun 2002 02:29:17 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Press Release - New Indonesian Gas
: Discovery
:
:

Number of pages (incl. cover sheet): 4

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